FORM C-AR
ANNUAL REPORT PURSUANT TO REGULATION CROWDFUNDING

For the fiscal year ended December 31, 2020

HyperSciences, Inc.

Delaware	47-4407457
State of Incorporation	Employer Identification Number

2311 E. Main Ave. Suite 200 Spokane, WA 99202	(509) 994-8577
Address of Principal Executive Office	Telephone Number

Series A Preferred Stock, par value $0.0001

Class of Securities Offered

The Company and its Business

Company Overview

Corporation History and Background

HyperSciences was incorporated in Delaware on October 13, 2014. HyperSciences was formed to focus on non-spaceflight applications (i.e. below 100km Mean Sea Level (MSL) of Earth – also known as the Von Karman Line) of the Ram Accelerator ("RAMAC") technology. The RAMAC, first invented and tested at the University of Washington, has been demonstrated with industrial gases (natural gas, air, etc.) propelling low-cost concrete, plastic and metallic projectiles up to hypervelocity speeds (2.5+km/s, Mach 7.2+ or greater than 6000 mph) and is theoretically capable of firing past 8 km/s (Mach 23+; or greater than 18,000 mph).

EnergeticX.net, L.L.C. ("EnergeticX") is the parent company and largest stockholder of HyperSciences, Inc. EnergeticX, a Washington limited liability company, was formed on February 2, 2010 and is owned by Mark Russell (CEO/Founder/Director of HyperSciences), Charles Russell (Director of HyperSciences), and Mary K. and Robert L. Russell (parents of Mark and Charles Russell).

Since its formation, HyperSciences has been partially funded for the development and testing of the HyperDrill™ through a non-equity, sponsored research contract with the Shell GameChanger™ Program. HyperSciences has also accepted convertible note funding from angel investors from 2015 through December 31, 2017, and has accepted other loans. HyperSciences has also completed a Regulation A offering as well as a Regulation D offering with Series A Preferred Stock being issued for both. On October 23, 2020, the Company commenced an offering of 278,645 shares of Series A Preferred Stock pursuant to Regulation Crowdfunding (the "Crowdfunding Offering").

HyperSciences is not subject to any bankruptcy, receivership or similar proceeding and is not involved in any legal proceedings material to the business or financial condition of the business. HyperSciences is also not subject to any merger, consolidation, or purchase of a significant amount of assets not in the ordinary course of business. HyperSciences is not subject to any sale of a significant amount of assets not in the ordinary course of business.

As of December 31, 2020, HyperSciences had 12 employees, with 7 being full-time. As of the date of this filing, the number of employees of HyperSciences is 15, with 11 being full-time.

Technology

HyperSciences is channeling its patented and patent-pending commercial repetitive hypervelocity accelerators and rock impact and robotic automation technologies toward some of the most challenging problems in energy, transportation, materials production, and flight. HyperSciences' HyperCore™ technology uses low-cost chemical energy to accelerate projectiles to very high velocities, allowing projectiles to break and pulverize hard rock very efficiently under a wide range of conditions. HyperSciences is commercializing its robotic HyperCore™ tools for HyperDrill™ and Hyper Tunneling Boring and Mining system (HTBM™), using continuous hypervelocity repetitive projectile impacts downhole for energy drilling and a high-speed replacement for drill and blast mining and rotary tunneling.

Along with system integration expertise, HyperSciences excels in two technical areas: Hypersonic propulsion Driver technology (RAMAC accelerators) and the Driven projectile encapsulation and hydro-elastic hypervelocity impact modeling technology. HyperSciences' fundamentally superior approach to rock breaking uses the power of kinetic energy through repetitive short-duration impacts with hyper-velocity, erodible projectiles (Mach 4-6 or 3500-4500 mph) impacting with dynamic pressure that is 10-100X greater than the compressive strength of the hardest rock, efficiently breaking and pulverizing rock faster and at lower cost than best-in-class rotary cutting or drill and blast technologies. HyperSciences has achieved projectile velocities of Mach 5 (1720 m/s or 3847 mph) using gaseous in-tube single stage combustion processes and has reached Mach 3.6 (1250 m/s or 2796 mph) in single-stage ram accelerator and plans to continue improving the firing velocity and system automation. Contract facilities conducting testing for HyperSciences have achieved nearly Mach 5.9 (2020 m/s or 4520 mph).

HyperSciences' RAMAC accelerator units combine simple, low-cost, available industrial propellants (Air, Hydrogen and/or Natural Gas or Diesel, etc.) in proprietary propulsion hypersonic driver systems. Along with advanced computational fluid dynamics modeling, HyperSciences has validated its low-cost projectile impact material science (concrete, granite, etc.) in pressurized tests as well as underground field tests. This focused energy produces short duration dynamic pressure pulses to break and pulverize the rock. We believe this approach is much faster, safer, and at lower cost than rotational methods of drilling and eliminates blasting.

With an exclusive license (below 100km mean sea level) on foundational ram accelerator technology, called Baffle Tube Ram Accelerator (BTRA), from the University of Washington and several patent assets (issued and pending applications), HyperSciences is uniquely positioned to commercialize its HyperCore™ technology.

Our Products

HyperSciences' key technology is the HyperCore™, a system that utilizes low-cost chemical energy to accelerate projectiles to very high velocities. We plan to market our products via an Equipment-As-A-Service model, supported by sales of consumable projectiles for use in all HyperCore™ based systems. The following main applications utilize the HyperCore™ technology:

HyperCore™ 50 is the 50mm (2") inner tube bore diameter version of the HyperCore™ system, which can be employed by customers in many different ways, including vertical or horizontal integration into existing equipment to enable rapid and efficient energy deposition, such as rock breaking, for their projects.

Hyper Tunneling and Mining system (HTBM™) is our robotic mining and tunneling solution that uses continuous hypervelocity repetitive projectile impacts in a way that we believe drastically improves performance (speed), eliminates dangerous explosives, and reduces high capital and operating costs over traditional rotary tunneling boring machines (TBMs) and drill and blast methods. See "Description of Business – Competitive Landscape". This version of HyperCore™ will have some ancillary equipment specifically developed for underground tunneling and mining, including robotic steering and acoustic damping.

HyperDrill™ is a patented steerable repetitive impact downhole tool that is a substantial enhancement to, yet compatible with, existing drilling systems and its operation involves well-established practices. Management believes this non-intrusive "plug and play" approach reduces the time, cost and adoption friction for existing operators and service providers. HyperDrill™ offers 3-10X ROP (Rate of Penetration) drilling improvements over best in-class conventional rotary drilling in oil and gas and geothermal wells. Confirmed by third-party testing, HyperSciences saves over 50% in drilling rig days and can net savings to the operator of over $1.5M per well in traditional environments and $4-$7M per well in hard rock offshore environments, as well as improve IRR and NPV with very rapid access to resources.

Energy Anywhere™ Geothermal couples our HyperDrill™ technology with HyperSciences' patent-pending, scalable direct thermoelectrical power generation plant technologies to create a cost-effective total solution for baseload power operation that we believe will be superior to solar, wind and competitive with gas-turbine electric generation. HyperSciences, in one of its business segments, is developing a vertically integrated independent baseload power system with initial market focus on delivering turn-key power solutions for discrete mid to large scale energy (3MW to 300+ MW) users through development and deployment of its core technologies: HyperDrill™ and scalable geothermal electric plants.

HyperDrone™ is a land or sea-based high altitude done launch service for communication, Earth observation, and hypersonic propulsion testing markets. Encapsulated inside HyperSciences proprietary projectiles and flow through our on- demand modified HyperCore™ tubular launch system. A modified HyperCore™ allows a tailored G-load profile for communication equipment and aeronautical drone platforms (helium balloons, solar-winged vehicles, SCRAMJET test vehicles, etc.) to quickly punch through the atmosphere with high velocity (momentum) carrying it up without rocket propulsion to be delivered to extreme altitudes (stratosphere, etc.). HyperDrone™ systems are scalable because both the length and diameter of the launch system can be modified to adjust to different launch requirements. Based on U.S. Government research in Project HARP, we believe the kinetic energy imparted by the HyperCore™ launch system is sufficient to rapidly deploy systems beyond 50km from the launch point. We believe this capability will allow for on-demand, pop-up information systems, and robust safe travel of drone systems through lower rough, windy, unpredictable atmosphere and to a specified point in the sky. Unlike repetitive impact rock-breaking applications of HyperCore™, HyperDrone™ will likely involve less frequent launches of high value payloads.

Consequently, we plan to structure HyperDrone™ pricing to allow for a higher per- projectile profit margin. Existing aerial communication systems employing high- altitude balloons or unmanned aircraft cannot remain airborne indefinitely. HyperDrone™ is intended to facilitate the launch and recurring deployments necessary to maintain these aerial systems. HyperSciences believes the development of this technology will be a component to filling the missing communication link between orbital satellites and low altitude drones.

HyperSciences is currently focused on and has a portfolio of intellectual property, patents, rights and licenses for ram accelerator operations for terrestrial activity under 100km altitude including drilling, tunnel and atmospheric flight below 100km altitude. HyperSciences does not currently have the right to use ram accelerator technology for flight over 100km or for orbital spaceflight. However, because HyperSciences has advanced the practical operations of commercial ram accelerator- based hypersonic launch systems, management believes a licensing partnership with companies such as EnergeticX or Pipeline2Space could allow HyperSciences to expand the scope of its launch capabilities to include first stage lofted boost for orbital flight. Use of a ram accelerator for first stage launch would eliminate complex and expensive rocket flight and we believe it would reduce the cost for orbital space flight.

Competitors and Industry

Market

The HyperCore™ technology has opportunities in a multitude of industrial sectors, from oil and gas and geothermal drilling to construction site development and tunneling, mine drill and blast replacement as well as hypersonic atmospheric flight (e.g. drone flight and scramjet propulsion testing). The potential impact of HyperSciences' technology in the energy drilling industry is dramatic. We believe HyperDrill™ technology alone could provide up to a $15.5 billion-dollar value over a 10-year period to the oil and gas industry.

Based on the HyperDrill™'s advance rate and cost of operations, we believe HyperDrill™ technology could potentially save oil and gas mining operators up to a net of $1 million to $4 million per well, reducing time to resource and potentially opening resources thought uneconomical or unreachable with current technology.

Current Stage and Roadmap

HyperSciences is a platform technology company that has created a commercial hypersonic propulsion system that we are initially commercializing for three key industries – tunneling, energy drilling, and drone flight delivery systems.

HyperSciences has successfully developed what we believe to be the world's fastest commercial projectile launch systems. When fully developed, we plan to robotically deliver packetized energy at Mach 4 to 8, which is 4 to 8 times the speed of sound (3000-6000 mph). To date, our systems have achieved projectile speeds in excess of Mach 5. We are able to accomplish this amazing performance as part of our development of the first commercial ram-accelerators.

Below is a list of our current products and the development stage of each product line:

•   HyperCore™ - We have built 4 copies. 2 larger HyperCore Systems have achieved Mach 5 and are capable of launching projectiles larger than 50mm; and 2 new slim line HyperCore units. One in MineLab for HyperDrill Field Trials and one in HyperLab for commissioning prior to Tunneling field trials.

•   Hyper Tunneling and Mining system (HTBM™) - Prototype demonstration point with paying customer, Q2 2020 tunneling study complete and Q4 2020 tunneling demos complete.

•   HyperDrill™ - Pre-production prototype tool is in developmental testing during these Phase 1 Paid HyperDrill Field trials completed in Q4 2020. Phase 2 Paid HyperDrill field trials set to commence in the second half of 2021.

•   HyperDrone™ - Completed NASA Phase 1 testing in January 2019 at Spaceport America, continued HyperDrone development at full scale and sub-scale is being planned.

We believe that by utilizing HyperCore™ our clients will achieve game-changing operational speed, ease of use, resource access and large cost-savings.

The Team

Officers and Directors Name: Mark Russell, PE

Mark Russell, PE's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer Director
  Dates of Service: October 13, 2014 - Present
  Responsibilities: Mark has led Ram accelerator developments for EnergeticX through filing first patents and testing on HyperDrill™ and HyperBreaker™ and then formed HyperSciences in 2014, leading it as CEO from 2014 to the present. Mark dedicates a minimum of 40 hours per week in HyperSciences and receives a salary of $198,000 per year ($225,000 base salary per year effective commencing on the May 10, 2021 payment period).

Other business experience in the past three years:

- Employer: Cycle Fund, LLC
  Title: Manager
  Dates of Service: January 23, 2013 - January 31, 2020 Responsibilities: Managing member/Owner

- Employer: EnergeticX.net, L.L.C. Title: Manager
  Dates of Service: February 01, 2010 - Present Responsibilities: Managing Member

- Employer: Rocket Man, LLC
  Title: Manager
  Dates of Service: March 03, 2017 - Present Responsibilities: Managing Member

- Employer: Pipeline2Space
  Title: CEO, Director & Founder
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Mark continues long-term development of similar, but much longer accelerator aerospace technology to launch small spacecraft (and later much larger) to lofted trajectories for single or multiple stage orbital insertion.

Name: Michelle Carbon, JD, MAcc

Michelle Carbon, JD, MAcc's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer &General Counsel
  Dates of Service: August 24, 2020 - Present
  Responsibilities: Managing financials, financial budgeting, as well as managing legal

functions. Michelle dedicates a minimum of 40 hours per week in HyperSciences and receives a salary of $185,000 per year.

Other business experience in the past three years:

- Employer: Embassy Management, LLC
  Title: VP of Business Operations and In-House Counsel
  Dates of Service: March 01, 2013 - Present
  Responsibilities: Responsible for all cost reports, review all contracts and leases, and assist with legal issues. Manage the sourcing and securing of quality, affordable housing. Assists with risk management, compliance, and insurance.

- Employer: Carbon Law Office, PLLC
  Title: Manager and Owner
  Dates of Service: November 13, 2007 - Present
  Responsibilities: Managing Member

Name: Charles Russell

Charles Russell's current primary role is with Mega Tech Metals LLC. Charles Russell currently serves 1 hour per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October 13, 2014 - Present
  Responsibilities: Charles was one of the first investors in the commercialization of the RAMAC technology. Charles does not currently receive compensation for these services. Charles also served as VP of Robotic Mining Technologies until August 2020.

Other business experience in the past three years:

- Employer: Mega Tech Metals LLC Title: Owner/Manager
  Dates of Service: July 21, 2020 - Present
  Responsibilities: Managing member

- Employer: Radiant Rare & Precious Metals, LLC Title: Manager
  Dates of Service: November 22, 2011 - March 31, 2015
  Responsibilities: Managing member

Name: Mike McSherry

Mike McSherry's current primary role is with Xealth. Mike McSherry currently serves 1 hour per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November 01, 2014 - Present
  Responsibilities: Mr. McSherry serves on the Board of Directors. He does not receive any compensation for his role.

Other business experience in the past three years:

- Employer: Xealth Title: CEO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Mike is the CEO of Xealth and has held that role since January 2017. Xealth is a digital prescribing tool that lets doctors and care teams easily prescribe digital services (articles, videos, apps, programs, devices) to patients - just as they do for medications today. Xealth raised $8.5m from DFJ + Providence, UPMC, Hennepin & Froedtert health systems in June '17 to expand its platform to dozens of use cases and additional Provider health systems.

- Employer: Entrepreneur in Residence (EIR) Title: Entrepreneur
  Dates of Service: June 15, 2015 - January 01, 2017
  Responsibilities: Rethinking healthcare with backing of 2nd largest hospital group in country Current Board member with Pacific Medical (PacMed), which merged with Prov in '14

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Minority Holder; Securities with Voting Rights
The Series A Preferred Stock has voting rights attached. However, holders of Series A Preferred Stock are part of the minority stockholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as their voting proxy (the "Investor Proxy Agreement"). Investors subject to the Investor Proxy Agreement are trusting in management discretion in making good business decisions that will grow their investment. Furthermore, in the event of a liquidation of our company, holders of Series A Preferred Stock will only be paid out if there is any cash remaining after all of the creditors of the company have been paid out.

Going Concern Opinion
The report of our independent auditors contains an explanatory paragraph as to our ability to continue as a going concern, as it has done since its first 2017 audit and is typical of companies

at this stage of development, which could prevent us from obtaining new financing on reasonable terms or at all.

<u>The Company has only a limited operating history and has a history of losses. We may never achieve or maintain profitability.</u>

The Company was formed as a Delaware corporation on October 13, 2014, and has received revenue relating only to the Company's contracts with Shell Oil and its other Joint Industry Project partners. We expect to incur operating losses until our technology trials have concluded and contracts are signed with customers. Although we believe there is reason to be optimistic, there can be no assurance that we will be able to validate or market our technology, products and/or systems in the future such that additional revenues will be generated or that any revenues generated will be sufficient for use to become profitable or thereafter maintain profitability. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HyperSciences has incurred a net loss in the last two fiscal years and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

<u>The Company needs capital to achieve its technology development and business goals.</u>

We expect that our current capital and our other existing resources will be sufficient only to provide a limited amount of working capital, and revenues generated from sales, of which there is no assurance, may not be sufficient to fund our continuing operations and/or our planned growth. We will require significant amounts of capital to support our research and development efforts. If we are unable to secure capital to fund our operations, we will not be able to continue our testing and development efforts and we might have to enter into collaborations that could require us to share some rights to our product candidates. We expect we may require additional capital after the Crowdfunding Offering. Management has the choice to seek many forms of financings, and may choose to seek to sell additional equity or debt securities, or both, or incur other indebtedness. The incurrence of indebtedness could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing research, development and commercialization efforts. This could harm our business, prospects and financial condition. Any additional capital raised through the sale of equity (or convertible debt securities) will dilute the ownership percentage of our stockholders. This could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of stockholders. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

<u>The Company is reliant on the successful development of its own proprietary technology and products.</u>

The Company is in the process of developing its own proprietary technology and products. The success of developing new technology and products depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, the Company's ability to manage the risks associated with new product production ramp-up issues, and the risk that new products may have quality or other defects or deficiencies in the early stages of introduction. The development of methods for the use of HyperCore™ and other HyperSciences' technologies is highly innovative and may involve very complex processes. This level of innovation involves potentially significant expense and carries inherent risk, including difficulties in designing next-generation technologies and processes, potential development and production delays, safety concerns, and increased expenses. Our inability to effectively and timely develop our proprietary technologies and products and to develop the necessary quality controls and production capacity for our technology and products would have a material adverse effect on our business.

Some technologies are relatively new and unproven.
Some of HyperSciences' technologies and planned products are relatively new and unproven such that the use of these technologies may not produce the expected or intended results, and unforeseen results could occur.

While the Company has some contracts, the Company is spending significant time and resources with no contractual commitment from our potential customers.
Although we have revenue generating contracts with some customers, we are incurring ongoing costs and expenses in relation to the ongoing development and testing of our technologies and products, and as of December 31, 2020, the Company has no signed customer contracts to purchase its products or to license its technologies.

The nature and scope of our products and services will be evolving in response to customer input and marketplace demand. The Company's business model is therefore subject to change.
Our future success will depend on our ability to (i) develop and deploy our products and services; (ii) attract customers to use our products and services; (iii) enhance our products and services; (iv) develop and license new products and systems that address the increasingly sophisticated and varied needs of our customers; and (v) respond to technological advances and emerging industry standards and practices on a cost- effective and timely basis. Failure to develop products and services that serve our target markets or failure to adjust to changes within our marketplace could have a material adverse effect on our business, results of operations and financial condition.

The Company relies on intellectual property rights it has licensed and additional intellectual property it has developed. The Company may be unable to protect its proprietary technologies or defend its intellectual property rights and may be subject to claims that its products, or the way in which it conducts its business, infringes the intellectual property rights of third parties.
We believe that our success will depend in large part upon proprietary technologies and intellectual property protections. We intend to rely on a combination of patents, trademarks, trade secret laws and contractual obligations with employees and third parties to obtain and protect our proprietary technologies and intellectual property. The steps we have taken to protect our rights may not be adequate to deter misappropriation of our proprietary information. We also may not be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by us to protect our proprietary rights, others may develop technologies similar or superior to our technologies and/or design around the proprietary rights we own. It is possible that our license agreements could be terminated, which could limit or prevent

HyperSciences' practice and/or commercialization of some or all of our intellectual property. It is possible that our activities, products and services could infringe certain third-party intellectual property rights that we are currently unaware of, which could open HyperSciences up to potential civil liability. If we are unable to successfully enforce our intellectual property rights, or if claims are successfully brought against us for infringing the intellectual property rights of others, such events could cause us to pay substantial damages, spend significant sums in litigation, cause us to lose a key competitive advantage, force us to conduct additional research to develop non-infringing technology, or cause us to pursue a different business strategy.

<u>Certain intellectual property rights of the Company may be abandoned or otherwise compromised if the Company does not obtain additional capital.</u>
The Company may be forced to allow certain deadlines relating to its patent portfolio to pass without taking any action because it lacks sufficient funds to pay for the required actions.

<u>Competitive technologies could limit our ability to successfully deploy our technologies.</u>
Existing technologies or new technologies that are subsequently developed and released, may render HyperSciences' technologies obsolete or prevent adoption in the relevant industries. Such competition could adversely affect our business and market share.

<u>Certain uses of the Company's product offerings may be subject to regulation by the Environmental Protection Agency and other federal and state governmental authorities.</u>
Just as with existing tunneling, mining, energy drilling and flight industries, regulations or other restrictions may be adopted that adversely affect our business and market share. Federal, state and local authorities may regulate the use of our product offerings, including, but not limited to, any effects on the following matters: surface subsidence from underground mining; employee health and safety; permits and other licensing requirements; remediation of contaminated soil, surface water and groundwater; air emissions; water quality standards; the discharge of materials into the environment, including waste water; storage, treatment and disposal of petroleum products and substances which are regarded as hazardous under applicable laws or which, if spilled, could reach waterways or wetlands; protection of human health, plant life and wildlife, including endangered and threatened species; reclamation and restoration of mining properties after mining is completed; wetlands protection; and the effects, if any, that use of our products has on groundwater quality and availability. Some contemplated implementations of our technology may be subject to regulation by the United States Department of Commerce and Department of State. If future implementations of our technology require an export license or additional government approval for export, we intend to pursue such licenses and approvals from applicable government authorities.

<u>Existing license agreements impose restrictions and requirements that limit HyperSciences' ability to exploit and commercialize its intellectual property.</u>
The Exclusive Patent License Agreement between the Company and University of Washington dated March 13, 2015, (the "UW License Agreement") only grants rights to HyperSciences in relation to activities and products under 100km MSL (the "Von Karmen Line" at 100km is utilized as one international definition of outer space).

University of Washington ("UW"), pursuant to the UW License Agreement, may (1) terminate the license grant upon the occurrence of a breach by HyperSciences; (2) pursue patents covering the "baffle-tube ram accelerator technology" included in the UW License Agreement that would be owned by UW and outside the license grant to HyperSciences in any country in which HyperSciences chooses not to actively pursue patent protection for such inventions; and (3) require mandatory sublicensing in fields of use that Company is not actively pursuing if UW is solicited by a third party who wishes to license the "Licensed Patents". HyperSciences also must comply with performance milestones relating to commercialization of the "Licensed Patents", is required to submit periodic commercialization reports, and must pay certain annual, milestone and royalty fees to UW. UW also obtained 25,000 shares of common stock in HyperSciences and will receive approximately 4,600 additional shares of common stock pursuant to certain anti-dilution rights in the UW License Agreement.

<u>Mark Russell may have other time demands relating to EnergeticX and Pipeline2Space, Inc.</u>
EnergeticX.net, L.L.C. (and its majority-owned company, Pipeline2Space, Inc.) has entered into a license agreement with the University of Washington for the same patent assets as those covered in the HyperSciences UW License Agreement, but the EnergeticX license grants rights for applications above 100km MSL (i.e. spaceflight applications). In order to maintain its license with UW, EnergeticX must perform certain activities relating to commercialization of the technology (the "Required EnergeticX Activities"). In 2017, the disinterested director of the Company approved Mark Russell to be engaged in the Required EnergeticX Activities, which may limit the amount of time he devotes to the Company.

<u>Changes to the global technology environment may negatively impact our business and our profitability.</u>
Our products and services are intended to make conventional drilling and tunneling faster and more cost effective. We expect the industry and market to continue to change significantly in the future. Demand for oil, gas, and mineral products and the cost of those products may cause the customers that we target to reduce the demand for our products and services or the price they are willing to pay for our products and services.

<u>New, well-funded competitors are entering the market, which may adversely affect our business.</u>
Technology solutions and theories applicable to drilling, tunneling, mining and hypervelocity travel have recently seen increased media coverage. For instance, the Boring Company is a private company, which is, we believe, substantially owned by billionaire Elon Musk, has engaged in significant advertising efforts and may achieve commercial success. Elon Musk is a successful entrepreneur with a history of disrupting the online payment, automobile, and space launch markets. Future competitive technologies developed by The Boring Company and other companies such as Boeing or Lockheed for instance could seriously harm our business and have a material adverse effect on our business, results of operations, and financial conditions.

<u>We may face intense competition in our industry from companies with a more established reputation and greater financial resources than us.</u>
The oilfield services industry as well as the other industries in which we compete or plan to compete, are highly competitive, and most of our potential competitors have greater financial resources than we do. Many of our potential competitors have been in business for many years and have well-established business contacts with companies that may be target customers of HyperSciences. Competitors may enter markets served or proposed to be served by us, and we may not be able to compete successfully against such companies or have adequate funds to compete effectively.

<u>Risks generally associated with our technology may adversely affect our business and results of operations.</u>

Our products could experience future system failures and degradations. We may not be able to prevent an extended system failure due to a variety of events, including, but not limited to, human error; subsystem, component, or software failure; a power or telecommunications failure; an earthquake, fire, or other natural disaster or other act of God; hacker attacks or other intentional acts of vandalism; or acts of war. Any technology or communications system failure that interrupts our operations could seriously harm our business and have a material adverse effect on our business, results of operations, and financial condition.

<u>HyperSciences' technology and business plans may involve safety risks.</u>
<u>Firing projectiles at such high velocities to break rocks as with similar explosive energy in mining, drilling and blasting technologies, may involve a significant potential risk to the safety of humans and property.</u>

In the event of a system malfunction, or even in the course of the normal use of a ram accelerator, catastrophic events are possible. Therefore, risk of significant liability for HyperSciences is possible. In order to protect against such potential liability, HyperSciences has processes and safety systems engineered into its designs and also will likely continue to purchase liability insurance, which is and could be continually costly to the Company or may not be available. Insufficient insurance coverage or major catastrophic events could expose the Company to enough liability to negatively affect the Company's business operations or could possibly render the Company insolvent.

<u>We are currently dependent on a few key personnel.</u>

Our success depends, to a large degree, on our ability to retain the services of our executive management team, whose industry knowledge and leadership would be difficult to replace. While members of our executive management team are stockholders of the Company (in the case of Mark and Charles Russell, through EnergeticX as well as individually), and thus have an incentive to help the Company succeed, we cannot legally require any of these individuals to continue working for us and cannot assure investors that we will continue to enjoy the benefit of their services. We might not be able to execute on our business model if we were to lose the services of any of our key personnel. If any of these individuals were to leave the Company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor develops the necessary training and experience. Competition for hiring engineers, sales and marketing personnel and other qualified personnel may result in a shortfall in recruiting and competition for qualified individuals could require us to pay higher salaries, which could result in higher labor costs. If we are unable to recruit and retain a sufficient number of qualified individuals, or if the individuals we employ do not meet our standards and expectations, we may not be able to successfully execute on our business strategy and our operations and revenues could be adversely affected.

<u>We have not commissioned a formal market study to assess the demand for our products and services.</u>

We have not requisitioned a formal marketing study by an independent marketing organization to evaluate the demand for our anticipated products and services. Our assessment of the demand for our anticipated products is based on the experience of our executives, discussions with potential customers and our general knowledge of the marketplace. Our assessment may not be accurate and there may not be sufficient demand for our anticipated products and services.

<u>The Company has not obtained a recent independent valuation.</u>
We have not obtained a recent independent valuation of the Company and did not use the results of an independent valuation in determining the price of the Crowdfunding Offering.

Therefore, it is possible the price per share of Series A Preferred Stock is above, equal to, or below fair market value. The Company's Board has previously granted stock and stock options pursuant to its 2015 Equity Incentive Plan after obtaining an independent 409A valuation, with the most recent grant of stock options occurring on March 31, 2020, at a Board-determined fair market value price of $1.03 per share for the Company's common stock.

<u>Some investors will have additional rights and receive additional benefits.</u>
Major Investors, defined as each Investor, together with such Investor's affiliates, holding more than 13,021 shares of Series A Preferred Stock, will have additional rights. Major Investors will have the right to participate pro rata in future offerings of securities by the Company and will have access to additional information.

<u>Holders of shares of our Series A Preferred Stock must vote their shares to approve of certain future events, including our sale.</u>
Holders of our Preferred Stock, including holders of Series A Preferred Stock, and certain key holders of our Common Stock, will be subject to a drag-along provision related to the sale of the Company. In the event the Company's Board and the holders of a majority of the Company's voting stock vote in favor of a sale of the Company, and you do not approve the sale, the President of our Company will have the power to vote your shares. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

<u>We have broad discretion in the use of the net proceeds from the Crowdfunding Offering and may not use them effectively.</u>
We cannot specify with certainty the particular uses of the net proceeds from the Crowdfunding Offering. Our management has broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business or delay the development or commercialization of our product candidates. Pending their use, we may invest the net proceeds from the Crowdfunding Offering in a manner that does not produce income or that loses value.

<u>We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.</u>
We may need to raise additional capital through private equity or debt in the near future. If we were to raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of our then-existing stockholders. For example, in order to raise equity financing, we may decide to sell additional shares of stock in the Company at a discount to the current price of the Shares. We might not be able to raise additional capital on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our operations, pursue growth opportunities or respond to competitive pressures. Such inability could have a material adverse

effect on our business, results of operations and financial condition.

<u>We may be unable to proceed with all opportunities available to us and some opportunities might be available only on terms unfavorable to us or our investors.</u>

We may be presented with opportunities to pursue joint development projects, joint ventures, sponsored development agreements, government contracts, and other options for supporting continued development and commercialization of our technologies. We have entered, and may continue to enter, into non-binding memoranda of understanding and letters of intent to pursue certain opportunities. However, there is no guarantee that we will be able to enter into definitive agreements or that the opportunities will otherwise materialize in a way that would benefit the Company.

<u>Absence of public market.</u>

There is no formal public market for the Shares and no such market can be expected to develop following completion of the Crowdfunding Offering. The Shares have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with all applicable securities laws and the terms of the investment documents pursuant to which the Shares are being offered. Sales by Affiliates of the issuer, as that term is defined under the regulations of the Securities and Exchange Commission, are subject to additional restrictions. Purchasers of the Shares must be prepared to bear the economic risk of an investment for an indefinite period of time since the Shares cannot be sold unless they are subsequently registered or an exemption from registration is available. The Company has no intention of registering the Shares in the short term.

<u>Your ability to transfer your shares will be limited.</u>

Your shares will be subject to transfer requirements and restrictions, including a right of first refusal granted first to the Company and second to other investors, and a co- sale right granted to other investors, along with certain notice requirements. Prior to transferring shares to most third parties, the Company will have the right to purchase all or some of your shares that you intend to transfer. In the event the Company does not want to purchase all of the shares you wish to sell, then a secondary refusal right is granted to all other investors to purchase their pro rata share of the offered securities. Further, all investors shall have the right to participate pro rata in a proposed transfer to most third parties. Finally, all sellers will be subjected to certain transfer restrictions, including a requirement to provide notice to the Company prior to the sale to transferees and a "Market Stand-off" agreement in the event of a proposed public offering. See the discussion of "Restrictions on Transfer" within the "Securities Being Offered" section of this Annual Report. These requirements may delay or limit your ability to transfer your shares and delay or limit the ability of the third-party transferee to transfer their shares in the future, or may require you and third party transferees to incur additional costs to effectuate a share transfer. Further, transferees will be required to sign onto the same agreements as the original investors (including the Investor Proxy Agreement) and will also be subject to the restrictions in those agreements. Accordingly, the market price for our Series A Preferred Stock could be adversely affected.

<u>There is no certainty that you will receive a return of or on your investment.</u>

The Company may be unsuccessful at developing its products and services and generating revenue with its current business model. If the Company is not successful at implementing its business model, purchasers of the Shares will not realize a return of or on their investment. As a result of the uncertainty and risks associated with the Company's operations, investors may lose their entire investment in the Shares.

Voting Control is in the hands of a few large stockholders.
Voting control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy discussed above, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. As a minority shareholder and a signatory to the Investor Proxy Agreement, you will not have a say in these decisions.

The Russell family exercises majority control over the Board of Directors.
There are three directors of the Company, Mark Russell, Charles Russell, and Mike McSherry. Mark Russell and Charles Russell are brothers and exercise majority control over decisions made by the Board of Directors. Mike McSherry is the current disinterested (independent) board member and is the independent member who makes decisions on related party transactions.

Forum Selection clauses in the Transaction Agreements may lead to inconvenience or cost to you.
The Subscription Agreement, Investors' Rights Agreement, Right of First Refusal and Co-Sale Agreement, and Voting Agreement (collectively, the "Transaction Agreements") have forum selection provisions. These provisions require all disputes arising out of or based upon the Transaction Agreements to be resolved in a federal court located in Spokane County, Washington, regardless of convenience or cost to you, the investor.

The Forum Selection clause in the Amended and Restated Bylaws may lead to inconvenience or cost to you.
Unless the Company consents in writing to the selection of an alternative forum, and regardless of convenience or cost to you, the investor, the Amended and Restated Bylaws of the Company (Exhibit 2.2 to the Offering Circular for the Crowdfunding Offering) state that the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Amended and Restated Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

Fee Shifting clauses in the Transaction Agreements may lead to cost to you or the Company.
For all claims concerning or arising out of the Transaction Agreements, the prevailing party will be entitled to recover all of such party's costs and attorneys' fees incurred in each such action, suit, or other proceeding, including any and all appeals or petitions therefrom. This means that if you bring a claim unsuccessfully, you could be liable for the costs and attorneys' fees incurred by the party against whom your claim is asserted. However, if your claim is successful, you may be entitled to recover the costs and attorneys' fees you incurred when bringing the claim.

The ongoing COVID-19 pandemic may adversely affect our business.
In December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and has spread globally, and on March 12, 2020, the WHO declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United

States, have imposed unprecedented restrictions on travel, quarantines, and other public health safety measures. Such government- imposed precautionary measures may have been relaxed in certain countries or states, but there is no assurance that more strict measures will be put in place again due to a resurgence in COVID-19 cases. The rapidly evolving nature of the circumstances is such that it is impossible, at this stage, to determine the full and overall impact the COVID-19 pandemic may have, but it could disrupt production and cause delays in the supply and delivery of products used in our research and development efforts, adversely affect our employees, and disrupt our operations, all of which may have a material adverse effect on our business. In addition, the pandemic may have an adverse effect on the ability of regulatory bodies to grant approvals, may disrupt the marketplace in which we operate and may have a material adverse effect on our operations. Moreover, the COVID-19 pandemic has created significant economic uncertainty and volatility in the credit and capital markets. Management plans to secure the necessary financing through the issue of new equity and/or the entering into strategic partnership arrangements; however, there is no assurance that our management will be able to obtain such financing on reasonable terms or at all. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital and on the market price of our common stock, and we may not be able to successfully raise capital through the sale of our securities. If we are unsuccessful in commercializing our products or raising capital, we may need to reduce activities, curtail or cease operations. In addition, a significant outbreak of COVID-19 or other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations.

<u>We will need to develop or acquire additional manufacturing and distribution capabilities in order to commercialize any product, and we may encounter unexpected costs and other difficulties in doing so.</u>
If we independently develop and commercialize one or more of our products, we will need to invest in acquiring or building additional capabilities and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. This development process may be expensive and time-consuming, and could be highly dilutive to existing stockholders, even if adequate financing could be obtained. We will require additional personnel with experience in commercial-scale manufacturing, managing of large-scale information technology systems and managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must: recruit, hire, train, manage, and motivate a growing employee base; accurately forecast demand for our products; assemble and manage the supply chain to ensure our ability to meet demand; and expand existing operational, manufacturing, financial, and management information systems. Should we not complete the development of adequate capabilities, including manufacturing capacity, our ability to manufacture a commercial supply of our products could be delayed, which would further delay our ability to generate revenues. We may choose to outsource all or a portion of our manufacturing requirements to one or more third- party contract manufacturing companies. Under an agreement with such a manufacturing company, we would have less control over the timing and quality of manufacturing than if we were to perform such manufacturing ourselves. There is also no guarantee that any such manufacturing company will continue ongoing operations, which could cause delays in product supply, reduced revenues and other liabilities for the Company.

Any such events would increase our costs and could delay or prevent our ability to commercialize our products, which could adversely impact our business, financial condition, and results of operations.

Outstanding Notes

On January 11, 2021, the Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes (the "2021 Note Amendment") by and between the Company and the noteholders that are party thereto (the "Noteholders"), whereby the Noteholders (i) agreed to allow certain outstanding notes to be sold to a third party; (ii) agreed to negotiate and convert certain outstanding amounts of the notes to Series A Preferred Stock in the Company; and (iii) agreed to not declare remaining notes in default prior to November 1, 2021. In exchange for the foregoing, Company will accrue interest per the following: November 1, 2020 to April 30, 2021 will bear an interest rate of 12%; May 1, 2021 to July 31, 2021 will bear an interest rate of 14%; August 1, 2021 to October 31, 2021 will be an interest rate of 16%; and anything from November 1, 2021 and after will bear an interest rate of 16% with 2% increases every additional 3 months.

Minority Holder; Securities with Voting Rights

The preferred stock offered in the Crowdfunding Offering has voting rights attached to them. However, investors in the Crowdfunding Offering are part of the minority stockholders of the Company and investors in the Crowdfunding Offering agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as their voting proxy (the "Investor Proxy Agreement"). Investors subject to the Investor Proxy Agreement are trusting in management discretion in making good business decisions that will grow their investments. Furthermore, in the event of a liquidation of our company, as with all preferred investment stockholders, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

The Company may provide additional or different information to investors in one or more subsequent offerings.

The Company plans to conduct offerings subsequent to the Crowdfunding Offering to meet its capital needs. In connection with future offerings, the Company will provide updated disclosures regarding its operations and financial status. These disclosures will be informed by a longer track record in which the Company may have additional information regarding the competitiveness and marketability of its products within their relevant industries. Accordingly, information provided to future investors may provide those investors with a better opportunity to evaluate the advisability of investing in the Company.

There are other unidentified risks.

The risks set forth above are not a complete list of the potential risks facing us. We realize that there may exist significant risks yet to be recognized or encountered to which we may not be able to effectively respond. There can be no assurance that we will be successful in addressing these risks or future potential risks, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's

holders of 20% or more of any class of voting securities as of December 31, 2020.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
EnergeticX.net L.L.C. (The LLC is managed by Mark Russell, Mark Russell and Victoria Russell, married, own 70%, Charles Russell owns 20%, and Robert and Mary K. Russell, married, own 10%)	3,708,092	Common Stock	40.29

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Crowdfunding Offering, the Company offered up to 278,645 shares of Series A Preferred Stock. All share numbers included in this section are as of December 31, 2020.

Common Stock

The amount of security authorized is 15,000,000 with a total of 5,496,549 outstanding (of which, 513,822 were issued from the Company's 2015 Equity Incentive Plan).

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Material Rights

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds, paid to the holders of Common Stock based on the number of shares held. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after the Crowdfunding Offering or in the foreseeable future.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of then outstanding Preferred Stock.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

Stock Options, Warrants and Option Pools

The Company has granted outstanding warrants to purchase 37,455 shares of Common Stock.

The Company has committed to issue 4,654 shares of Common Stock pursuant to contractual antidilution obligations.

The Company has granted outstanding stock options for 450,549 shares of Common Stock pursuant to the 2015 Equity Incentive Plan, and an additional 620,629 shares of Common Stock are reserved for issuance pursuant to the 2015 Equity Incentive Plan.

Series A Preferred Stock

The amount of security authorized is 4,050,000 with a total of 3,706,608 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series A Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in the Crowdfunding Offering" below.

Material Rights

Voting Rights of Securities Sold in the Crowdfunding Offering

Voting Proxy. Each subscriber in the Crowdfunding Offering (each a "Subscriber") is obligated to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber are coupled with an interest and such proxy and power is irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Rights

Please refer to Exhibit F of the Offering Memorandum to review related Corporate Documents for the Crowdfunding Offering. These include the Company's Investors' Rights Agreement, Right of First Refusal & Co-Sale Agreement, and Voting Rights Agreement all dated May 23rd,

2019 and referred to collectively as the "Preferred Stock" Agreements.

The Company has the authority to issue: 4,050,000 shares of Series A Preferred Stock, an amount sufficient for the Crowdfunding Offering.

The Series A Preferred Stock sold in the Crowdfunding Offering will be entitled to receive dividends in preference and priority to any declaration or payment of any distribution on Common Stock, subject to a dividend rate detailed below.

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Dividends may only be declared by the Board of Directors and, when, as, and if, declared by the Board, such declaration must be approved by the affirmative written consent of holders of a majority of outstanding Series A Preferred Stock. Any and all dividends set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock then outstanding on a pari passu basis in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted to Common Stock pursuant to the Company's Amended and Restated Certificate of Incorporation. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required by the holders of a majority of outstanding Series A Preferred Stock) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the amount received by such other class or series of capital stock of the Corporation.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of its Series A Preferred Stock are entitled to liquidation preference superior to holders of the Common Stock in accordance with the Company's Amended and Restated Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of (i) the liquidation preference specified for such share of Series A Preferred Stock plus all declared but unpaid dividends (if any) on such share of Series A Preferred Stock or (ii) the amount each share of Series A Preferred Stock would be entitled to receive if all shares of Series A Preferred Stock were converted into shares of Common Stock immediately prior to such event. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to Article V, Section 1 of the Company's Amended and Restated Certificate of Incorporation.

The Series A Preferred Stockholders are entitled to a liquidation preference over common stockholders at the Series A Preferred Original Issue Price of $3.84 per share.

Rights and Preferences

The Series A Preferred Stock is convertible into the Common Stock of the Company as provided by Article V of the Amended and Restated Certificate of Incorporation. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of HyperSciences or any transfer agent for the Series A Preferred Stock into that number of fully-paid, non-assessable shares of Common Stock determined by Series A Conversion Price $3.84 per share. The Series A Conversion Price will be adjusted from time to time as described below under "Anti-Dilution Rights."

In certain instances, the Series A Preferred Stock will be subject to an automatic conversion event in accordance with the terms of Article V, Section 3 of the Company's Amended and Restated Certificate of Incorporation. These include a (i) the closing of the sale of shares of Common Stock to the public in conjunction with the listing of shares of Common Stock on a securities exchange or pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "Securities Act") in either case resulting in at least $2,500,000 in proceeds to the Company, net of underwriting discounts and commissions, and at a per share price of at least the Series A Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), or (ii) upon the receipt by the Company of a written request for such conversion. The Amended and Restated Certificate of Incorporation (the form of which is filed as an Exhibit to the Offering Statement for the Crowdfunding Offering) provides that a majority of the holders of Preferred Stock voting as a single class and on an as-converted basis may make such request.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee. If the Company does not wish to purchase all or some of the shares, a second refusal right is granted to all other investors to purchase their pro rata share of the offered securities. Further, all investors shall have the right to participate pro rata in a proposed stock sale or transfer to most third parties.

Preemptive Rights

Under the Investor Rights Agreement, Major Investors (any investor that individually, or together with the investors affiliates, holds at least 13,021 shares) will have additional information rights and the ability to invest in future financings on a pro rata basis. Holders of our Preferred Stock have a right of first refusal to purchase shares in new securities the Company may propose to sell after the date of that agreement. The additional information rights and right of first refusal and co-sale will end if the Company makes an initial public offering.

Restrictions on Transfer

In addition to the limitations on transfer described above, holders of Preferred Stock and certain holders of Common Stock are subject to certain transfer requirements and will need to provide the Company notice prior to certain transfers of their stock. If reasonably requested by the Company, the Company may require a written legal opinion, a "no action" letter from the SEC or other evidence regarding the permissibility of the proposed transaction without registration under the Securities Act. In addition, holders of Preferred Stock and certain holders of Common Stock, will not be able to transfer shares to specified transferees, including customers, distributors and suppliers of the Company. These holders of Preferred Stock and Common Stock are also subject to a "Market Stand-off" agreement, which in the event the Company has an IPO, will limit that holder's ability to sell or transfer their shares for up to 215 days following the effective date of the registration statement.

As long as the agreements are still in force, transferees of holders of Preferred Stock and transferees of certain holders of Common Stock will be required to become a party to the same agreements as the holder from whom they receive their shares.

Anti-Dilution Rights

Holders of Series A Preferred Stock have the benefit of antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A Preferred Stock in the event of a stock split, stock dividend, other distribution of property to holders of Common Stock, or certain issuances of Stock with a price per share less than $3.84.

Dispute Resolution

Holders of Series A Preferred Stock agree to resolve disputes arising under the Series A Preferred Subscription Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement, and the Voting Agreement in U.S. District Court located in Spokane, Washington. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. All of the parties to the aforementioned agreements consent to personal jurisdiction for any action sought in the U.S. District Court located in Spokane, Washington.

In addition, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in the Crowdfunding Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Your investment in the Company could be diluted by future issuances of shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company and your voting power may decrease. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could also experience value dilution, with each share being worth less than before. This typically occurs when a Company sells shares in a "down round," meaning at a lower valuation than in an earlier offering. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends and the Company has not issued any dividends to date). The Series A Preferred Stock includes broad-based weighted-average antidilution protection, which is a mechanism to adjust the number of shares of Common Stock you are entitled to receive upon conversion of each share of Series A Preferred Stock to partially counteract the dilutive effects of future issuances. These antidilution protections are subject to exceptions and the full details of the Series A Preferred Stock antidilution protections are set forth in the Restated Certificate of Incorporation.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years (unless otherwise noted, the following amounts are as of the date of this Annual Report):

- Type of security sold: Convertible Notes
  Final amount sold: $924,734
  Use of proceeds: Manufacturing, testing, technology development, overhead, application development, demo equipment production, marketing, grant applications/partnership programs, debt repayment, working capital.
  Conversion: Subsequently converted into 682,727 shares of Common Stock. An additional 14,825 shares of Series A Preferred Stock were later issued upon conversion of one note in

February 2020 (the 622,507 number below includes the 14,825 shares issued upon conversion of this note). None of the notes described in this paragraph are outstanding.
Dates: August 7, 2017 - February 28, 2018
Offering exemption relied upon: 506(b)

- Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $9,209,233

Number of Securities Sold: 2,398,238

Use of proceeds: Manufacturing, testing, technology development, overhead, application development, demo equipment production, marketing, grant applications/partnership programs, debt repayment, working capital
Dates: September 18, 2018 - May 08, 2019
Offering exemption relied upon: Regulation A, Tier 2

- Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $2,558,584

Number of Securities Sold: 666,298

Use of proceeds: Manufacturing, testing, technology development, overhead, application development, demo equipment production, marketing, grant applications/partnership programs, debt repayment, working capital.
Date: May 23, 2019 - April 1, 2021
Offering exemption relied upon: 506(c)

- Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $1,792,806

Number of Securities Sold: 622,507

Use of proceeds: The Company converted $1,140,359 of principal and $652,446 of interest at a discounted price of $2.88 per share. The remaining principal and interest balance of outstanding promissory notes as of December 31, 2020 was $1,115,956.
Date: February 29, 2020 - May 31, 2020
Offering exemption relied upon: 506(b)

- Name: Series A Preferred Stock

Type of security: Equity

Amount sold: $ 1,022,949

Number of Securities Sold: 266,393, with an additional 5,327 issued as compensation to intermediary.

Use of Proceeds: Manufacturing, testing, technology development, overhead, application development, demo equipment production, marketing, grant applications/partnership programs, debt repayment, working capital.
Date: October 23, 2020 - January 31, 2021
Offering exemption relied upon: Regulation Crowdfunding

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report.

Results of Operations

Operating Results

During the annual period ended December 31, 2020, the Company had $365,000 in revenues, compared to $501,430 in revenues for the year ending December 31, 2019. The Company's revenues were recognized from contracts with two customers in 2020 and three in 2019. During the year ended December 31, 2020, revenues from one customer comprised approximately 68% of the Company's total revenues. The contracts established certain milestones (performance obligations) to be reached and corresponding amounts to be paid upon reaching those milestones. No significant judgments relating to the contracts were required as the contract milestones were clearly defined. There was nil and $120,000 of accounts receivable as of December 31, 2020, and December 31, 2019, respectively. The Company had net losses of $2,196,072 and $5,680,777 during the years ended December 31, 2020, and December 31, 2019, respectively. The decreased losses from operations in the year ended December 31, 2020, were largely attributed to reductions in personnel expenses, research and development, professional fees, continuing patent prosecution, and marketing expenses related to continued product development and fundraising efforts of the Company. Additionally, there was interest expense from outstanding convertible notes of $102,927 and $205,694 for the annual periods ended December 31, 2020, and December 31, 2019, respectively.

Liquidity and Capital Resources

At December 31, 2020, the Company had working capital of ($1,285,868), as compared to $275,483 at December 31, 2019. During the year ended December 31, 2020, the Company experienced negative cash from operations of $1,655,238, provided $58,142 for investing activities, and had $435,109 provided by finance activities. During the year ended December 31, 2019, the Company experienced negative cash from operations of $5,124,560, expended $298,316 for investing activities, and had $5,562,779 provided by finance activities.

During the year ended December 31, 2019, the cash used in operating activities was $5,124,560. The Company's net loss of $5,680,777 was offset by $321,330 of share-based compensation and accrued interest of $205,694. The Company's net loss of $2,446,072 was offset somewhat by $64,163 of share-based compensation and an increase of accrued interest of $102,928.

The decrease in funds provided by financing activities for the year ended December 31, 2020, was primarily a result of receiving $793,678 in net proceeds from the Series A Preferred stock issuances (compared to $5,612,779 in the prior year period). The increase in net cash provided by investing activities was primarily due to the Company expending $9,527 in investments in the previous year with a divestment of $323,570 in investments in the current year.

The Company expects to continue to experience net operating losses during its development phase. Historically, the Company has relied upon investor funds to maintain its operations and develop the Company's business. The Company anticipates raising additional capital, including additional equity financing, within the next twelve months for working capital and to execute its business plan, although the Company can provide no assurance that additional financing will be available on terms acceptable to the Company. If the Company is unable to obtain additional financing to meet its working capital requirements, it may have to curtail its business.

As of December 31, 2020, the Company has issued or committed to issue 3,706,608 shares of Series A Preferred Stock, 2,398,284 shares (approximately $9,209,234 worth) of which were sold during the Regulation A offering that concluded in May of 2019 (the "**Reg. A Offering**"), 563,342 shares ($2,163,233 worth) of which were sold to accredited investors during a private placement offering pursuant to Regulation D (the "**506(c) Offering**"), 622,507 shares of which were issued to accredited investors in exchange for conversion of approximately $1,792,806 of principal and accrued interest of certain outstanding convertible notes (the "**Note Conversion**"), and 122,475 shares ($470,304 worth) of which were issued in connection with the Crowdfunding Offering.

As of December 31, 2020, the principal and accrued interest amounts outstanding on the remaining convertible notes is $1,115,956.

Issuer's Material Commitments for Capital Expenditures

As of the date of this Annual Report, the Company has committed to spend (approximately):

- $250,000 for sponsored Baffled Tube Ram Accelerator research conducted at the University of Washington; and

- $12,500 per month to EnergeticX for use of the MineLab testing facility.

- $250,000 in Continued R & D of Ram accelerator and Baffle Tube Ram Accelerator and general HyperCore autoloading and firing development for both 1.5" (38mm) and 4" (100mm) diameter HyperCore systems.

- >$750,000 in HyperDrill Tool development for mineral and geothermal exploration drilling and new tunneling technology.

Company also plans to, but has not yet committed to spend (approximately):

- $100,000 for High Purity Quartz and Heavy Rare Earth minerals option-purchase agreement, pursuant to a term sheet entered into with Match Hit Pvt. Ltd., a private limited company controlled by Director, Charles Russell, pursuant to which the Company has made advances to date of approximately $172,000. The existing term sheet is non-binding and subject to definitive documentation.

- $100,000 for a high-speed camera for projectile and gas dynamics imaging.

Trend Information

During the annual periods ended December 31, 2019 and December 31, 2020, respectively, the Company relied on funding raised under the 506(c) Offering and the Crowdfunding Offering as the primary sources of capital to fund its net operating losses.

During the annual period ending December 31, 2018, the Company entered into the NASA SBIR Contract, which is a fixed-price contract with NASA totaling $124,900. The contract was payable in three equal installments, the first two payments totaling $82,860 were received prior to December 31, 2018, and the final installment of $42,040 was received during the annual period ending December 31, 2019. In 2020, the company had income of $365,000 between two different international customers for work completed pursuant to the Phase 1 of the Joint Industry Project ("JIP").

A Major Top 10 Mining Company joined the JIP and paid the Company $250,000 pursuant to the terms of the JIP. The Company completed the JIP Phase 1 field trials at the MineLab test site in 2020. The Major Top 10 Mining Company committed an additional total of $115,000 beyond the HyperDrill JIP toward both a tunneling study and demonstration of hypertunneling and mining field trial. Another international organization also joined the JIP in 2020 for a commitment of $250,000 and all obligations pursuant to the contract have been completed.

During the Company's offering of Series A Preferred Stock pursuant to Regulation Crowdfunding, which commenced in the fiscal year ended December 31, 2020 and concluded January 31, 2021, the management of the Company determined it was in the best interest of the Company to market the offering to a wider audience. For that reason, the Company engaged The Ridge Wallet LLC (doing business as "**Ridge Wallet**") to provide digital online social marketing services in support of HyperSciences' Reg CF offering. The structure of Ridge Wallet's engagement enabled the management of the Company to evaluate the results achieved and modify marketing expenditures accordingly. Between October 2020 and January 2021, the Company purchased approximately $31,910 in social media advertising to promote the Crowdfunding Offering. Ridge Wallet managed the social media marketing efforts and deployed the Company's marketing budget. For these services, Ridge Wallet was compensated at a rate of $10,000 per month in cash and $10,000 per month in stock which was issued in 2021.

During the fiscal year ended December 31, 2018, Management of the Company determined it was in the best interest of the Company to reduce the number of HyperCore™ units to be manufactured and to make additional adjustments to the Company's hiring and other expenditures. These changes were made to reduce overall operating expenses while continuing to pursue the general goals of its Plan of Operations as set forth in the Offering Circular for the Crowdfunding Offering, with the understanding that such changes could extend the original anticipated timeline for meeting those goals. The Company plans to continue raising additional capital as necessary in order to execute on its business plan as stated in the Offering Circular for the Crowdfunding Offering, subject to adjustment to the anticipated timeline as necessary.

Four (4) preproduction HyperCore™ units are substantially completed, three (3) of which have been "hot" fired for HyperLab and field testing as of the date of this Annual Report. The fourth is a sub-scale downhole model built to demonstrate autoloading functionality.

During the fiscal year ended December 31, 2020, the Company continued to explore the possibility of obtaining mining exploration rights and engaged in negotiations in connection therewith. As of the date of this Annual Report, the Company is in the process of entering into a definitive agreement and has made payments in the amount of $172,803 based on a signed term sheet as described in Note 8 of the "Financial Statements" section of this Annual Report.

During the fiscal year ended December 31, 2020, disruptions from the COVID-19 pandemic caused the Company to transition to primarily remote operations for the months of March through May. Due primarily to the COVID-19 pandemic and the related governmental orders, HyperSciences reduced its number of contractors and maintained a very efficient level of personnel expenses. Operations were conducted by hourly and salary employees, with limited use of contractors for tasks requiring specialized expertise. HyperSciences plans to increase its number of employees if and when development milestones and adequate revenues or financings are achieved. HyperSciences applied for and received $156,431 in Paycheck Protection Program funding. HyperSciences has submitted a request to have the PPP loan forgiven and is waiting for a response.

HyperCore

The Company re-engineered the HyperCore™ design into the Hyper-50 Rev 2.0. We utilized the time during the forced COVID-19 closure to realize the simpler tool's design and have since built a very robust HyperCore Phase 2 tool. We demonstrated the efficacy of this tool at our HyperLab facility in

Washington state and conducted field tests at our MineLab facility in Idaho to complete testing for our HyperDrill Phase 1 Joint Industry Project with this new Phase 2 down-hole tool.

The Phase 2 tool operates nearly everything remotely (and robotically) in a form factor significantly more compatible with a down hole solution. This is significant because our customers want a simple, field-tested, highly mobile tool to use at their mines and drill sites.



Phase 1 Surface HyperCore Tool



Phase 2 Downhole Slimline HyperCore Tool

Our Phase 1 (left) and Phase 2 (right) HyperCore tool development for HyperDrill and Hyper Tunneling are shown in the images above. The Phase 2 version is a compact, narrow design that is built for rapid autoloading with features requested by our industry partners: low cost, reliable and rapid cycle firing rates. Realization of a safe, fast, autoloading system capable of withstanding the high pressures and heat of combustion represents a significant development in the maturation of this technology. This updated tool fits within the form-factor that the Company and our partners already have, so it is much more compatible with drilling and tunneling use-cases. This design also advances the use of the ram accelerator, which we believe will allow the HyperCore to fire projectiles beyond Mach 5 for U.S. Government Aerospace R&D test contracts, should those opportunities materialize.

The Company has manufactured, assembled, and tested two (2) new HyperCore 50 systems as of the date of this report. The HyperCore 50 is HyperSciences' launch system that is planned as the Company's initial commercial offering and industry demonstration tool for 38mm (1.5") diameter projectiles for rock impact drilling, tunneling and mining, as well as aerospace sub-scale hypersonic flight testing. The HyperCore is automatically fed with conventional gaseous chemical propellants (natural gas, air, oxygen, hydrogen, etc.) and combines and ignites them as a combustion gas generator that accelerates projectiles up to supersonic velocities (typically Mach 2-3 [686 -1029 m/s]). Downstream ram accelerator stage(s) are capable of further accelerating projectiles up to 1715m/s or higher (Mach 5 and above). To maintain firing cadence, the HyperCore systems are connected to end-use specific projectile autoloading systems. We have been very successful with automatic loading and firing of our erodible projectiles. We are currently able to automatically fire every 10-20 seconds with our HyperCore system.

Further developmental testing continues at our HyperLab facility with great success. We have completed provisional testing to examine potential erosion issues observed in previous design iterations. As of the date of this report, more than 250 high temperature test shots have been conducted with HyperCore having no measurable erosion in critical areas. Further testing at our MineLab facility in Idaho has demonstrated no concerns with erosion after a thousand shots. We will continue to monitor erosion as unrelated testing continues on these systems. However, it would appear our understanding of the erosion problem is sufficient that we can now mitigate these issues through our improved designs. We also continue to develop and improve our autoloader system and the projectile design. Our improved HyperCore system will drive new customer interest in funding the next phase of program development, which will get us further towards revenue commercial operations.

The Company also explored the use of multiple HyperCore units of various sizes for large-scale tunneling programs with a recommendation to use HyperCore as a drill and blast replacement and proposed working with major tunnel boring machine companies to integrate HyperCores into existing designs to increase speed/efficiency.

HyperDrill

The continued development of the Phase 2 technology facilitated field tests at the MineLab test site, where we completed an initial set of commissioning tests with the new down-hole HyperCore tools. The Phase 2 system has demonstrated significant rate of penetration improvements over conventional drilling methods.

Geothermal

Mark Russell was asked to participate in Pivot2020's geothermal panel/online conference of industry experts in non-traditional, non-rotary drilling. We are seeing a rise in interest in new technology to help solve the cost of geothermal drilling.

HyperSciences has won the "American Made Geothermal Manufacturing Prize" Phase 1 "Ready" prize (approx. $30,000). This submission incorporates a novel use of HyperDrill (patented and patent pending) for combined geothermal drilling and well completion using additive manufacturing technologies (3D printing).

Tunneling Conference Case Study

We successfully submitted our micro-tunneling study for the 2021 Rapid Excavation and Technology Conference (RETC2021) to be held in Las Vegas, NV, June 13-16, 2021. We collected some very compelling data that validates the HyperCore rock-breaking performance against historical impact tests by the US government and details the cost savings available with use of HyperCore tools. We are excited to share the new data at the conference and it will be made public ahead of the June 2021 conference.

FIELD TRIALS

As noted previously, the Company has been testing the improved HyperDrill™ tool in 2020 and 2021 at the MineLab facility. Phase 1 of field trials was completed in 2020 and a joint development agreement has been executed in 2021 for Phase II of the HyperDrill project.

BUSINESS DEVELOPMENT

New Opportunities

While HyperSciences currently has one major corporation as customer under contract to validate market opportunities in geothermal and conventional drilling, tunneling, and mining, we continue to explore new market opportunities in aerospace applications.

HyperSciences has partnered with "Howco" from Houston, Texas, for our metallic additive manufacturing needs as a contractor. Howco is a subsidiary of Sumitomo Corp, a large nickel steel supplier. Howco's worldwide investment in raw materials, manufacturing, and processing facilities enable them to provide an outstanding and cost-effective solution to metals and components supply.

The Hypersonic Government Market (Aerospace R&D)

We are executing our strategy to capitalize upon the U.S. government's planned increase in hypersonics spending. Many government agencies have significantly increased spending budgets in hypersonics R&D for FY 2020 and beyond. HyperSciences has focused our contracts personnel on searching for government and industry grants/investment opportunities as well as assisting in the writing and submission of proposals to various departments in the U.S. government (NASA, DoD, DoE, DARPA, Army, Air Force, Navy, Space Force, etc.), starting with small R&D contracts. This strategy will likely take time to get momentum. We expect this to grow into larger, sustained opportunities over multiple years.

Joint Industry Project

As of December 31, 2020, HyperSciences has been paid $230,000 out of $250,000 under the HyperDrill Joint Industry Project ("JIP") contract with Shell, and successfully completed Milestones 1, 2, and 3. HyperSciences' deliverables for Milestone 4 were not completed for Shell within the contract timeframe. Milestone 1 included a complete engineering conceptual design for use of the HyperCore™ 50 as a primary accelerator for a projectile fired through drilling rods and a specially-designed bit at the bottom of a hole. Milestone 2 included manufacturing prototype equipment, testing key components, and developing operating procedures. Milestone 3 involved drilling a 150ft hole. Milestone 4 involved the drilling of ten 150ft holes. As stated above, due to COVID-19 the Company took advantage of the shutdowns to design our highly mobile down-hole Phase 2 tool.

The Company executed an agreement to bring on another major international energy company as a partner in the JIP. The identity of this new partner is confidential.

As of the date of this Annual Report, the Company is in the process of entering into a definitive agreement with Match Hit Pvt. Ltd. and has made payments in the amount of $172,803 based on a signed term sheet as described in Note 7 of the "Financial Statements" section of this Annual Report.

Introduction to Chief Technical Officer: Dr. Leon Vanstone

HyperSciences is pleased to introduce Dr. Leon Vanstone as Chief Technology Officer. Leon earned his Ph.D. in Aerospace, Aeronautical and Astronautical Engineering from Imperial College London. Leon was previously a lecturer for the University of Texas at Austin. His research background includes hypersonics, (sc)ramjets, and rockets, and he has many conference and archival papers relating to these topics. In addition, he also founded the Texas Rocket Engineering Lab at the University of Texas at Austin. Leon also has significant testing and operational knowledge for large scale test facilities. He brings his significant hypersonic expertise to HyperSciences, as well as providing a high operational capability and vision.

During the fiscal year ended December 31, 2020, disruptions from the COVID-19 pandemic caused the Company to transition to primarily remote operations for the months of March through May. Due primarily to the COVID-19 pandemic and the related governmental orders, HyperSciences reduced its number of contractors and maintained a very efficient level of personnel expenses. Operations were conducted by hourly and salary employees, with limited use of contractors for tasks requiring specialized expertise. HyperSciences plans to increase its number of employees if and when development milestones and adequate revenues or financings are achieved. HyperSciences applied for and received $156,431 in Paycheck Protection Program funding and has also applied for loan forgiveness.

Indebtedness

- Outstanding Notes
  Amount Owed: $ 930,812 (as of December 31, 2020)
  Interest Rate: 8.0% (Subject to adjustment as described in the notes to the Financial Statements)
  Maturity Date: January 31, 2017
  Upon maturity, the notes ceased to be convertible into equity. The remaining $930,812 balance of these notes, including the accrued interest, remain outstanding.

- PPP Loan
  Amount Owed: $156,461

Interest Rate: 1.0%
Maturity Date: April 30, 2022

Related Party Transactions

- **Name of Entity**: EnergeticX.net, L.L.C.
  Names of 20% owners: Mark Russell and Victoria Russell Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The parent company and largest shareholder of HSI, EnergeticX.net, L.L.C. ("EGX").
  Material Terms: The parent company and majority shareholder of HyperSciences, EGX, funded a significant portion of HyperSciences' expenditures from 2014 through mid-2015 without a formal agreement in place. On June 1, 2015, a master services agreement and master testing agreement were executed between HyperSciences and EGX. Under these agreements some of HyperSciences' testing is done through EGX for a fee of $10,000 per month, retroactively beginning in October 2014 and increased to $12,500 starting July 1, 2020.

- **Name of Entity**: Mine Lab LLC
  Names of 20% owners: Charles Russell
  Relationship to Company: Charles Russell is a Director and stockholder of the Company
  Nature / amount of interest in the transaction: The Company also has contracted services through Mine Lab LLC that have included, among other things, providing facilities and technology relating to firing projectiles at velocities high enough to break rock.
  Material Terms: This Company is owned by Charles Russell, who is a 20% owner of EGX and a director of HSI. Charles also performed direct consulting services for the Company during 2020 and 2019.

- **Name of Entity:** Match Hit Pvt. Ltd
  Names of 20% owners: Charles Russell
  Relationship to Company: Charles Russell is a Director and stockholder of the Company
  Nature / amount of interest in the transaction: The Company entered into a non-binding term sheet with Match Hit Pvt. Ltd., a company partially owned by Charles Russell, on December 11, 2019. No definitive agreements have been executed at this time but the Company is continuing to negotiate partial ownership in Match Hit Pvt. Ltd. in exchange for the Company's contribution.

- **Name of Entity:** Mark Russell
  Relationship to Company: Officer and Director of the Company, and, together with his wife Victoria, is a majority owner of EnergeticX.net, L.L.C.
  Nature / amount of interest in the transaction: On February 9, 2018, the Company agreed with Mark Russell, the Company's CEO, to convert $74,250 of the payroll balance due him into a convertible note.
  Material Terms: This note was then converted into 52,131 shares of the Company's common stock on February 28, 2018, at an average conversion price of approximately $1.42 per share.

- **Name of Entity:** Robert and Mary K Russell
  Relationship to Company: Parents of Mark and Charles Russell and minority owners of EnergeticX.net, L.L.C.
  Nature / amount of interest in the transaction: Short-term loan and advances
  Material Terms: Short-term loan of $75,750 with an interest rate of 1% and maturity date of November 30, 2020. As at December 31, 2020 there is a $30,000 balance on an advance made in a previous year.

Valuation

Crowdfunding Offering Pre-Money Valuation: $38,759,021

Valuation Details:

In setting the valuation for the Crowdfunding Offering, the Company considered factors it deemed relevant, including, but not limited to, the Company's robust and growing patent portfolio, the Company's exclusive license rights, the business developments at the Company over the past several years, the past 409A valuation for option pricing, current financial conditions, the business outlook of the Company, the status of product development efforts, business risks and opportunities relevant to the Company, the ongoing COVID-19 pandemic and related government-imposed restrictions, comparisons with other similarly situated companies (both public and private), the liquidation and anti-dilution preferences of the Series A Preferred Stock, and the speed at which the Company desires to close the Offering.
The Company reviewed public companies that were similarly situated and considered the fact that sophisticated accredited investors had purchased Series A Stock from the Company at $3.84/share as recently as August 2020.

The $3.84/share price for Series A Preferred Stock was a value that was negotiated with SeedInvest leading up to our initial Reg. A offering. Although the Company had progressed as outlined in its annual and semi-annual reports as filed with the SEC since it originally started selling Series A Preferred stock, the Board determined to continue at the $3.84/share price for the Crowdfunding Offering in order to facilitate a quick final offering of our Series A Preferred stock in preparation for hitting some significant Company milestones and moving toward a larger offering.

The pre-money valuation for the Crowdfunding Offering was calculated on a fully diluted basis. In making the calculation, we assumed: (i) all preferred stock was converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares were exercised; and (iii) any shares reserved for issuance under a stock plan were issued.

Please refer to the Company Securities section of this Annual Report for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal third-party independent valuation.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.hypersciences.com by clicking the "financials" link in the footer.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of the Crowdfunding Offering may be found at:
www.startengine.com/hypersciences

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
HyperSciences, Inc.

[See attached]